FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of May 2006

NATIONAL TELEPHONE COMPANY

OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on March 31, 2006, prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on May 8, 2006.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, May 8, 2006

Comisión Nacional de Valores

Attention:	Dr. Fernando J. De Candia Ochoa
President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the Financial Statements as of and for the period ended March 31, 2006, which includes its respective notes, that are presented comparative to the previous year ago period (2005).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi
Gregorio Tomassi
Head of Business Development and Investor Relations
Cantv

Compañía Anónima Nacional

Teléfonos de Venezuela

(CANTV) and Subsidiaries

Unaudited Consolidated Financial

Statements as of and for the three months

ended March 31, 2006 and 2005

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Balance Sheet

March 31, 2006 and 2005

	NOTE	2006	2005
ASSETS

NON-CURRENT ASSETS:
Property, plant and equipment, net	6	3,444,875	3,329,627
Cellular concession, net	4	148,668	154,349
Long-term accounts receivable from Venezuelan Government entities	10	24,093	42,519
Deferred income tax asset	19	849,351	511,084
Information systems (software), net	7	344,845	271,609
Other assets	8	86,581	47,780

Total non-current assets		4,898,413	4,356,968

CURRENT ASSETS:
Other current assets		85,508	63,255
Inventories, spare parts and supplies, net	9	338,510	306,523
Accounts receivable from Venezuelan Government entities	10	219,611	163,186
Accounts receivable, net	11	692,907	596,551
Cash and temporary investments	12	1,254,522	1,125,462

Total current assets		2,591,058	2,254,977

Total assets		7,489,471	6,611,945

STOCKHOLDERS’ EQUITY AND LIABILITIES

STOCKHOLDERS’ EQUITY:
Capital stock	13	2,151,299	2,151,299
Additional paid-in capital	13	33,941	33,941
Legal reserve	13	215,130	215,130
Translation adjustment and other	13	332	1,210
Workers’ benefit shares	13	(80,561)	(79,818)
Retained earnings	13	981,359	1,423,880

Attributable to equity holders of the Company		3,301,500	3,745,642

Minority interest		1,603	4,501

Total stockholders’ equity		3,303,103	3,750,143

LIABILITIES:

NON-CURRENT LIABILITIES:
Long-term debt	14	48,769	84,682
Deferred income tax liability	19	—	73,274
Provision for legal and tax contingencies	21	132,927	70,351
Pension and other post-retirement benefit obligations	15	1,276,788	677,140

Total non-current liabilities		1,458,484	905,447

CURRENT LIABILITIES:
Current portion of the long-term debt	14	29,811	215,978
Accounts payable		1,106,401	757,073
Accrued employee benefits		116,039	89,506
Current portion of pension and other post-retirement benefit obligations	15	358,504	98,565
Income tax payable		88,554	36,100
Dividends payable		543,278	415,612
Deferred revenue		185,991	122,419
Other current liabilities	16	299,306	221,102

Total current liabilities		2,727,884	1,956,355

Total liabilities		4,186,368	2,861,802

Total stockholders’ equity and liabilities		7,489,471	6,611,945

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Statement of Operations

For the three months ended March 31, 2006 and 2005

	NOTE	2006	2005
OPERATING REVENUES:

Local services		220,078	221,378
Domestic long distance		70,000	73,991

Local and domestic long distance		290,078	295,369

International long distance		30,909	28,022
Net settlements		(1,180)	253

International long distance		29,729	28,275
Fixed to mobile outgoing calls		204,459	171,225
Interconnection incoming		23,096	25,827
Data transmission		152,114	107,713
Other wireline-related services		33,752	29,603

Total wireline services		733,228	658,012
Wireless services		560,501	332,717
Wireless equipment sales		93,806	46,677

Total wireless services		654,307	379,394
Other		53,924	52,320

Total operating revenues		1,441,459	1,089,726

OPERATING EXPENSES:
Labor and benefits		274,107	192,164
Operations, maintenance, repairs and administrative		311,154	255,160
Cost of sales of wireless equipments		175,252	77,461
Additional pension obligation due to Supreme Court ruling	15	—	—
Provision for uncollectibles		12,746	22,312
Interconnection costs		142,996	116,369
Depreciation and amortization	4, 7 and 8	203,922	209,599
Concession and other taxes	4	93,232	57,614
Gain on sale of investments in equity	8	—	(71,260)
Other income, net		408	(1,658)
Total operating expenses		1,213,817	857,761

Operating (loss) income		227,642	231,965

INTEREST INCOME AND EXCHANGE GAIN, NET	17	20,308	46,816

Income before income tax		247,950	278,781

INCOME TAX:
Current	18	(83,188)	(22,135)
Deferred	18	19,120	38,261

Total income tax - benefit		(64,068)	16,126

Net income		312,018	262,655

Net income attributable to:
Equity holders of the Company		184,195	293,606
Minority interest		(313)	1,301

Net income		183,882	294,907

Basic and diluted earnings per share		237	380

Basic and diluted earnings per ADS (based on 7 shares per ADS)		1,659	2,660

Weighted average shares outstanding (in millions)		776	776

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

For the three months ended March 31, 2006 and 2005 and the year ended December 31, 2005

		Attributable to equity holders of the Company
	NOTE	Capital stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers’ benefits shares	Retained earnings	Minority interest	Total stockholders’ equity
Balance as of December 31, 2004		2,151,299	33,724	215,130	111,767	(80,403)	1,524,116	4,837	3,960,470
Net income		—	—	—	—	—	293,606	1,301	294,907
Dividends declared and approved	13	—	—	—	—	—	(390,407)	(1,637)	(392,044)
Workers’ benefit shares		—	217	—	—	585	(3,435)	—	(2,633)
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	(110,557)	—	—	—	(110,557)

Balance as of March 31, 2005		2,151,299	33,941	215,130	1,210	(79,818)	1,423,880	4,501	3,750,143
Net income		—	—	—	—	—	(79,677)	(822)	(80,499)
Workers’ benefit shares		—	(892)	—	—	(2,165)	3,435	—	378
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	(953)	—	—	—	(953)

Balance as of December 31, 2005		2,151,299	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069
Net income		—	—	—	—	—	184,195	(313)	183,882
Dividends declared and approved	13	—	—	—	—	—	(541,515)	(1,763)	(543,278)
Workers’ benefit shares		—	892	—	—	1,422	(8,959)	—	(6,645)
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	75	—	—	—	75

Balance as of March 31, 2006		2,151,299	33,941	215,130	332	(80,561)	981,359	1,603	3,303,103

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Statement of Cash Flows

For the three months ended March 31, 2006 and 2005

	NOTE	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income		183,882	294,907
Adjustments to reconcile net income to net cash provided by operating activities -
Exchange gain, net		(33)	(26,185)
Minority interest		313	(1,301)
Depreciation and amortization		203,922	209,599
Current income tax		83,188	22,135
Deferred income tax (benefit)		(19,120)	(38,261)
Provision for inventories obsolescence		2,491	(3,654)
Provision for legal and tax contingencies		5,678	6,403
Provision for uncollectibles		12,746	22,312
Gain on sale of investments in equity		—	(71,260)
Changes in current assets and liabilities -
Accounts receivable		(18,462)	(143,486)
Accounts receivable from Venezuelan Government entities		(31,516)	18,821
Inventories, spare parts and supplies		(28,746)	(48,813)
Other current assets		(22,956)	66
Accounts payable		(55,212)	(17,851)
Accrued employee benefits		23,431	58,202
Current portion of pension and other post-retirement benefit obligations		9,972	(44,527)
Income tax payable		(71,986)	(42,338)
Deferred revenues		1,473	(21,383)
Other current liabilities		11,550	(4,139)
Changes in non current assets and liabilities -
Long-term accounts receivable from Venezuelan Government entities		40,284	(24,253)
Other assets		(15,074)	77,472
Provision for legal and tax contingencies		(7,264)	(13,769)
Pension and other post-retirement benefit obligations		46,622	21,187

Net cash provided by operating activities		355,183	229,884
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of information systems (software)	8	(14,184)	(17,793)
Acquisition of property, plant and equipment	7	(146,594)	(120,335)
Disposal of information systems (software) and other adjustments	8	(6,168)	(5,624)
Disposal of property, plant and equipment and other adjustments	7	136	23,371

Net cash used in investing activities		(166,810)	(120,381)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings		—	45,851
Payments of debt		(25,835)	(25,398)
Purchase (assignment) of shares for workers benefit fund		(6,645)	(2,633)

Net cash used in financing activities		(32,480)	17,820

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		155,893	127,323
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND TEMPORARY INVESTMENTS:		—	30,596

Increase in cash and temporary investments		155,893	157,919
CASH AND TEMPORARY INVESTMENTS:
Beginning of the year		1,098,629	967,543

End of the period	13	1,254,522	1,125,462

SUPPLEMENTARY INFORMATION:
Unpaid dividends		543,278	415,612

Cash paid during the period for -
Interest		2,934	5,231

Taxes		141,847	83,991

The accompanying notes are part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

1.	Explanation Added for Translation into English

The consolidated financial statements were originally issued in Spanish and have been translated into English.

2.	Company Background

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV or the Company) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d) - Summary of significant accounting principles and policies - Consolidation).

CANTV was incorporated in Venezuela on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

The Company’s shares are listed on the Caracas Stock Exchange and the New York Stock Exchange.

3.	Summary of Significant Accounting Principles and Policies

The Company’s most significant accounting principles and policies for the preparation of the consolidated financial statements are described as follows. These practices and policies have been consistently applied for all years presented, unless otherwise indicated.

a) Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which comprise: (i) IFRS, (ii) International Accounting Standards (IAS) and (iii) International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC), and under the historical cost convention (Note 3 (c) - Adjustment for inflation).

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements adjusted to IFRS beginning January 1, 2006 with IFRS becoming effective on January 1, 2005. Early adoption is permitted. On December 8, 2005, CNV issued Resolution No. 177-2005 resolving to postpone the requirement to prepare financial statements under IFRS until the Venezuelan

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon the compliance of certain requirements.

The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in Venezuela (Ven GAAP) until December 31, 2004. The legal consolidated financial statements for 2004, previously presented in accordance with Ven GAAP, were restated only for comparative purposes. Reconciliations and description of the transition to IFRS effects in assets, liabilities, equity, net income and cash flows are presented in Note 5 - Transition to IFRS.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, as follows:

-	IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements - capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. It replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

b) Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. The actual future results may differ from those estimates.

Significant judgments and main assumptions made in the application of accounting principles are indicated in the following sections of this note.

c) Adjustment for inflation

IAS 29, “Financial reporting in hyperinflationary economies” is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of CANTV is the Venezuelan bolivar (Bs).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a)	The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

b)	The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

c)	Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d)	Interest rates, wages and prices are linked to a price index.

e)	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003, for which, non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and kept at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their acquisition or original value at constant bolivars as of December 31, 2003.

Cumulative inflation over the three years ended December 31, 2005 and 2004 was 73.2% and 98.7%, respectively. For the three months ended March 31, 2006 and 2005, inflation was 1.3% and 3.3%, respectively.

d) Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net, Caveguías and CANTV Finance Ltd. (CANTV Finance). The Company also consolidates the workers’ benefit fund (Note 13 - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned.

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

e) Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 21 - Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f) Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition or construction cost, net of accumulated depreciation. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements (including technological upgrades) and renewals that extend the assets’ useful lives or asset capability are capitalized. Interest incurred in connection with the construction of capital projects is not capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statement of operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

In 2004, based on technical studies, the Company revised and prospectively changed the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years.

During the first quarter of 2006, the Company performed and analysis of useful lives. The most significant changes were made in the caption of Plant, resulting in a shorter useful life for commutation, transmission and data already installed and for new additions in this group of assets. Company management considers that as of March 31, 2006 and 2005, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

The estimated useful lives as of March 31, 2006 are as follows:

Useful lives (Years)
Plant
Wireline telecommunications
Transmission equipment	5 to 10
Access network	10 to 32
Commutation equipment	5 to 13
Other	13
Wireless telecommunications
Data transmission	2 to 5
Commutation equipment	5
Radio bases	3 to 5
Other	5 to 7
Other telecommunications services	2 to 20
Buildings and facilities	2 to 13
Furniture and equipment	5 to 30
Vehicles	3 to 7

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

g) Computer software and amortization

The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or capabilities are capitalized as assets and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. This account includes software acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the research phase of an internally developed software project are recognized as an expense, and the costs of developing software applications are capitalized if the cost exceeds the amount of US$10,000, and the post-implementation and operation expenses are recognized as expense. Amortization is calculated using the straight-line method over the estimated useful life.

The Company does not hold intangible assets with indefinite useful lives.

h) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an assets’ fair value less cost to sell and value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Company management considers that as of March 31, 2006 and 2005, in accordance with applicable accounting principles, there is no impairment in the carrying value of its long-lived assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

i) Investments

Investments in equity and obligations are classified as “available for sale” and measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under Translation and other adjustments, until their sale.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

j) Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies are expensed when purchased due to their low value. Cost is determined using the average method.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts of the economy, including the markets in which the Company participates. Because all components of Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k) Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Adjustments on original face value, to initially recognized accounts receivables from Venezuelan government entities at its present value at origination date, are recognized in the income statement as a reduction of revenues.

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on the analyses, as of March 31, 2006, the Company recorded a provision equal to 2% of wireline services accounts receivable, 4% for wireless services accounts receivable, and 10% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts in order to provide these accounts with an allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its allowance for doubtful accounts at the three months ended March 31, 2006 and 2005 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l) Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. Foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

As of March 31, 2006 and 2005, bonds received from the Government of the Bolivarian Republic of Venezuela (the Government) are classified as available for sale and most of them are presented as temporary investments since their maturity date is less than three months.

m) Provision for tax and legal contingencies

The Company’s management records a provision for those legal and tax contingencies, which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 20 - Commitments and contingencies). The Company’s management believes that its recorded provision for contingencies as of March 31, 2006 and 2005 is adequate and proper to cover the identified risks. However, accruals are based on developments to date and the final outcome of litigation may be different than expected.

n) Revenue recognition

Revenue for telecommunications services, including wireless services, access and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs are recognized upon publication and distribution of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers from wireline service activation are recorded as a liability when reimbursable (Note 16 - Other current liabilities).

Revenue from wireless line activation fees charged to customers is deferred and recognized periodically over the estimated average time that services are expected to be rendered.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable based on objective evidence. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services to new customers. The Company also has agreements with strategic partners to provide for Telecommunication Center franchises. The Company is required to pay the sales incentives established by type of service rendered. Sales incentives earned by the authorized agents and Telecommunication Centers are accrued based on services rendered and recorded as a reduction of revenues in the corresponding caption, depending on the related services.

The Company has agreements with customers, in which certain equipments are sold including modems, personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

o) Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

The Company, through its business units, performs multiple market studies to develop new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered as research and development expenses by the Company.

Advertising is recognized as operating expenses as incurred. During the three months ended March 31, 2006 and 2005, advertising expenses were Bs 13,366 and Bs 15,137, respectively.

p) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service. Investment tax credits generated until December 31, 2004 are permitted to be carried forward for three years, and subsequent to that date no investment tax credits can be generated according to the Income Tax Law. Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets (Note 18 - Taxes).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company records income taxes in accordance to International Accounting Standard N° 12 “Accounting for income taxes” (IAS 12), which requires the recognition of assets and liabilities for the accounting of income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “Temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities and; (b) Tax credits and losses carry forwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets.

q) Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and the Company’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntary terminates the labor relation. The Company recognizes the costs of this additional termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntary terminate.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Employee entitlements to annual compensated leave are accrued as earned.

The Company has a workers’ benefit program designed, among other things, to annually reward employee excellence via the voluntary free granting of Company shares (Note 13 - Stockholders’ equity - Worker’s benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted. The Company does not grant stock purchase options, except for the option mentioned in Note 13 (e) - Stockholders’ equity - Stock option.

r) Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries, using long-term nominal discount rates and salary increases to calculate projected benefit liabilities (Note 15 - Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 15 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events such as minimum urban wages increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan government bonds, and considers the timing and amounts of expected future benefit payments. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider our long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined postretirement benefit costs as active employees earn these benefits.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

s) Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs 2,150/US$1 and Bs 1,920/US$1 as of March 31, 2006 and 2005, respectively (Note 22 - Exchange control and Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net in the interest income and exchange gain, net shown in the accompanying consolidated statement of operations (Note 17 - Interest income and exchange gain, net). The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

t) Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that their carrying amounts of CANTV’s and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as derivatives or embedded derivatives. The Company records transactions with financial instruments at their transaction date.

u) Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, Company’s management consider that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 10 - Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers accounts receivable are all from debtors of the same country.

v) Earnings per share

Earnings per share is calculated taking the net income divided on 776,075,992 and 776,292,753 average common shares outstanding at March 31, 2006 and 2005, respectively. This number of shares excludes treasury shares and workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

w) Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

x) Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not have derivative financial instruments in its investment portfolio. The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not anticipate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange control regime in effect since February 5, 2003 (Note 22 - Exchange control).

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

y) Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represents changes in shareholders’ equity for the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During the three months ended March 31, 2006, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gains/losses from investments considered as available-for-sale.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

4.	Concessions and Regulation

CANTV’s services and tariffs are regulated by the rules established in the Concession, the Telecommunications Law enacted in 2000 and its Regulations.

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under this Law, suppliers of public telecommunications services, such as the Company, must operate under administrative licenses and concessions granted by the Government, which acts through the Ministry of Infrastructure.

Comisión Nacional de Telecomunicaciones (CONATEL) ) (the Venezuelan National Telecommunications Commission) is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991 (CONATEL Decree), which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of administrative licenses concessions, as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia) (Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

Concession Agreement

CANTV entered into a Concession Agreement (referred to as the Concession) with the Government of the Bolivarian Republic of Venezuela (referred to as the Government) in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Government concession and for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 20 - Commitments and contingencies - Concession mandates and Note 4 (c) - Regulation - Competition). Beginning June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations.

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b)	The Concession is for 35 years ending in 2026 and is renewable with no cost for an additional period of 20 years, subject to the approval of the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 4 (a) - Regulation - Tax regime). These expenses are recorded on an accrual basis and presented in the accompanying consolidated statement of operations as Concession and other taxes totaling Bs 28,330 and Bs 24,281 for the three months ended March 31, 2006 and 2005, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of March 31, 2006, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through March 31, 2006 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes.

Cellular Concession

On May 19, 1992, the Company purchased a cellular concession from the Government for Bs 230,766 (Bs 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The cellular concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance by Movilnet of its obligations under the concession. The amount paid for the cellular concession is being amortized over 40 years. As of March 31, 2006 and 2005, accumulated amortization is Bs 82,097 and Bs 76,416, respectively. Amortization expense was Bs 1,420 for both three month periods.

The cellular concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through March 31, 2006, no penalties have been imposed on Movilnet under this concession agreement.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 4 (a) - Regulation - Tax regime).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

For the three months ended March 31, 2006 and 2005, the cellular concession tax expense included in the accompanying consolidated statement of operations is presented as Concession and other taxes and totaled to Bs 30,980 and Bs 28,044, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of its Value-Added Concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in the concession granted remain in effect until CONATEL completes the transformation of the administrative licenses. The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net.

Regulation

a) Tax regime

Since 2001 the Telecommunications Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenue. The new tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax was 0.5% for 2005.

b) Tariffs

Telecommunications regulations establish regarding tariff matters that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is founded in setting “price-caps.”

On February 22, 2001, pursuant to the Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the Wholesale Price Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar. This system allows additional adjustments to established tariffs based on deviations of up to 7.5% in excess of or below the

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

projected monthly estimates of those indices. If the accrued excess of the projected index deviates 7.5% above the projections, CONATEL must review official estimates on which the adjustment formula is based.

On May 30, 2002, CONATEL published the tariff regime for 2002 in the Official Gazette of Venezuela No. 37,454, pursuant to the new price-cap system, which became effective on June 15, 2002. This agreement sets forth the new scheme for residential telephony plans, which reduced the number of plans from seven to five, including a flat residential tariff and the prepaid tariff. The new plans established by the Company under that scheme are: “Limited Plan”, “Classic Plan” and “Talk More for Less Plan”, which replaced the five previous plans in effect through June 14, 2002. In the case of domestic and international long distance calls, CANTV was authorized to increase domestic and international long distance call services tariffs, which had not changed since June 2000, by a maximum of 19.70% and 12.83%, respectively.

In addition, the May 30, 2002, tariff agreement included two provisions for extraordinary adjustments. The first extraordinary adjustment was for residential, non-residential and public telephony for local and domestic long distance services, establishing the adjustment to the price-cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by BCV. The extraordinary adjustment could be up to 4% and only required notification to CONATEL and to the general public through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4% permitted. The second extraordinary adjustment related to fixed to mobile outgoing calls and international long distance services. This extraordinary adjustment was applicable only if significant deviations in devaluation occurred. This adjustment was executed only for fixed-to-mobile services, and on August 31, 2002, new price-caps became effective for fixed-to-mobile services and published in Official Gazette of Venezuela No. 37,506 dated August 15, 2002. Price-caps for international long distance services did not require extraordinary adjustments.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Ministry of Production and Commerce and the Ministry of Infrastructure, instituted price controls on the maximum residential tariffs that fixed telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003.

On April 27, 2003, new price-caps became effective pursuant to the tariff agreement published in the Official Gazette of Venezuela No. 37,669 dated April 10, 2003 only for non-residential customers and public telephony. Pursuant to the tariff review, during 2003 a regular base increase of 19% came into effect, distributed in three portions in April, July and October. Extraordinary adjustments came into effect in July and October 2003 and January 2004 of 2%, 2% and 5%, respectively. CONATEL also approved the application of a “Charge per call established” of Bs 28 (nominal) for non-residential customers, which is a unique charge for local calls.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non-residential and public telephony services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustment for residential and non-residential fixed to mobile tariffs were 7.4% and 6.3% for public telephony.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996 the Ministry of Infrastructure granted a multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, similar concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) (Note 23 - Intent of acquisition of Digitel) and Consorcio ELCA, C.A. (currently Digicel, C.A.) (Digicel) for the central and eastern regions of Venezuela, respectively.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

In November 2000 CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel, C.A. (Movistar) and Genesis Telecom, C.A. (Genesis) were two of the companies granted a concession. Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones New Global Telecom, S.A. (New Global Telecom), Totalcom Venezuela, C.A. (Totalcom), Etelix, Movistar, Entel Venezuela (Entel), LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Telemic, C.A. (Intercable) and Corporación Intercall, C.A. (Intercall), most of which offer the service by means of prepaid cards (Calling Cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digicel, Infonet, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercable and Intercall. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

In 2004 the Government founded CVG Telecomunicaciones, C.A. (CVG Telecom), a telephone company to provide data transmission and other services through fiber-optic and the Internet Protocol platform in north-central Venezuela and the Guayana region located in the southeast of Venezuela.

5.	Balances in Foreign Currency

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (x) - Summary of significant accounting principles and policies - Market and liquidity risk) as of March 31 as shown below:

(Expressed in millions of U.S. dollars)	2006	2005
Cash and temporary investments	147	127
Accounts receivable, net	28	38
Other assets	30	7
Accounts payable	(320)	(124)
Debt obligations	(34)	(81)

Net liability position in foreign currency	(149)	(33)

Effective February 5, 2003, the Venezuelan Government and BCV signed exchange control agreements that immediately established limits to foreign currency transactions (Note 22 - Exchange control).

6.	Property, Plant and Equipment, Net

A reconciliation of the carrying amount at the beginning and end of the period is as follows:

Cost	December 31, 2005	Additions	Disposals and other adjustments	Transfers	March 31, 2006
Plant
Wireline telecommunications	12,200,316	2,479	(9,548)	27,722	12,220,969
Wireless telecommunications	1,294,575	2,300	(51,415)	26,701	1,272,161
Other telecommunications services	44,428	—	—	—	44,428
Buildings and facilities	3,020,535	7,406	(617,710)	3,225	2,413,456
Furniture and equipment	526,172	993	659,574	10,441	1,197,180
Vehicles	86,003	323	(3,415)	—	82,911
Land	72,020	72	1,185	—	73,277
Construction work in progress	181,799	133,021	665	(68,089)	247,396

	17,425,848	146,594	(20,664)	—	17,551,778

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Accumulated depreciation	December 31, 2005	Expense	Disposals and other adjustments	March 31, 2006
Plant
Wireline telecommunications	(10,361,754)	(115,760)	8,494	(10,469,020)
Wireless telecommunications	(736,328)	(33,561)	412	(769,477)
Other telecommunications services	(36,602)	(921)	—	(37,523)
Buildings and facilities	(2,348,346)	(18,631)	10,977	(2,356,000)
Furniture and equipment	(388,523)	(14,161)	(2,711)	(405,395)
Vehicles	(71,232)	(1,612)	3,356	(69,488)

	(13,942,785)	(184,646)	20,528	(14,106,903)

Net book value	3,483,063			3,444,875

Cost	December 31, 2004	Additions	Disposals and other adjustments	Transfers	March 31, 2005
Plant
Wireline telecommunications	12,070,930	3,643	(16,421)	34,478	12,092,630
Wireless telecommunications	942,823	1,606	97,167	22,784	1,064,380
Other telecommunications services	44,334	—	—	—	44,334
Buildings and facilities	3,063,550	3,459	(96,869)	10,841	2,980,981
Furniture and equipment	453,456	13,043	(12,911)	5,236	458,824
Vehicles	79,955	21	(1,585)	—	78,391
Land	72,329	205	(238)	—	72,296
Construction work in progress	182,046	98,359	(8,375)	(73,339)	198,691

	16,909,423	120,336	(39,232)	—	16,990,527

Accumulated depreciation	December 31, 2004	Expense	Disposals and other adjustments	March 31, 2005
Plant
Wireline telecommunications	(10,097,455)	(108,412)	17,231	(10,188,636)
Wireless telecommunications	(636,145)	(45,112)	(7,198)	(688,455)
Other telecommunications services	(32,754)	(965)	—	(33,719)
Buildings and facilities	(2,305,228)	(22,887)	3,725	(2,324,390)
Furniture and equipment	(342,324)	(12,651)	542	(354,433)
Vehicles	(72,184)	(644)	1,561	(71,267)

	(13,486,090)	(190,671)	15,861	(13,660,900)

Net book value	3,423,333			3,329,627

Depreciation expense for the three months ended March 31, 2006 and 2005 amounted to Bs 184,646 and Bs 190,671, respectively. As of March 31, 2006, fully depreciated assets amounted to Bs 8,946,983, of which 97% relates to wireline telecommunications (approximately Bs 8,643,788 as of March 31, 2005).

Labor and other allocable costs included under construction work in progress amounted to Bs 7,764 and Bs 5,671 for the three months ended March 31, 2006 and 2005, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

As of March 31, 2006, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

7.	Information Systems (Software), Net

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the period is as follows:

	2006	2005
Cost
Beginning of the year	1,436,997	1,295,196
Additions	14,184	17,793
Disposals and other adjustments	5,298	(1,264)

End of the period	1,456,479	1,311,725

Accumulated amortization
Beginning of the year	(1,094,648)	(1,029,496)
Expense of the period	(17,856)	(17,508)
Disposals and other adjustments	870	6,888

End of the period	(1,111,634)	(1,040,116)

Net book value as of March 31, 2006	344,845	271,609

Amortization expense recorded for the three months ended March 31, 2006 and 2005 was Bs 17,856 and Bs 17,508, respectively.

Fully amortized information systems (software) still operating amounted to Bs 897,951 and Bs 860,299 as of March 31, 2006 and 2005, respectively.

8.	Other Assets

Other assets as of March 31 were comprised of the following:

	2006	2005
Investments in equity	339	339
Warranty deposits to suppliers	65,825	16,179
Special protection trust (Note 16 - Retirement benefits)	17,835	18,933
Assets held for sale	2,035	2,948
Other	547	9,381

	86,581	47,780

In September 2004 CANTV’s Board of Directors approved the sale of the investment in INTELSAT to Zeus Holdings Ltd. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

US$34,978,950, equivalent to Bs 75,205, which generated in 2005 a realization of Bs 110,673 previously included in Translation and other adjustments in the statement of changes in stockholders’ equity.

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunications entities. In July 2001 INTELSAT was privatized and converted into a private corporation.

The balance of assets held for sale includes non-operating building and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment.

9.	Inventories, Spare Parts and Supplies, Net

Inventories, spare parts and supplies, net as of March 31 were comprised of the following:

	2006	2005
Network equipment inventories	150,873	204,137
Equipment for sale	241,427	156,529
Prepaid cards	4,652	4,665

	396,952	365,331
Less: Allowance for obsolescence and net realizable value of equipment for sale	(58,442)	(58,808)

	338,510	306,523

Sales and inventory equipment for sale balances increased substantially during the period the current exchange control regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

Reconciliation of changes generated during the period of the allowance for obsolescence and net realizable value of inventories is as follows:

Balance at beginning of year	56,486
Expense of the period	2,491
Write-off	(535)

Balance at the end of period	58,442

10.	Accounts Receivable from Venezuelan Government Entities

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 8% of the Company’s consolidated revenues for each of the three months ended March 31, 2006 and 2005.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The following table shows accounts receivable from Government entities as of March 31:

	2006	2005
Years in which originated
2006	85,356	—
2005	100,997	66,841
2004 and prior	79,720	159,205

Total accounts receivable from Venezuelan Government entities	266,073	226,046
Less: Present value adjustment	(22,369)	(20,341)
Less: Long-term portion	(24,093)	(42,519)

	219,611	163,186

During the three months ended March 31, changes in accounts receivable from Government entities are shown below:

	2006	2005
Balance at the beginning of the year	270,753	220,614
Billings	114,017	86,240
Collections and adjustments	(118,697)	(80,808)

Balance at the end of the period	266,073	226,046

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the value of these accounts receivable. These amounts depend of annual budgets for current usage and for payments of extraordinary usage.

During 2003 the Company received payments in the form of a promissory note in U.S. dollars and Venezuelan National Public Debt Bonds in bolivars amounting to an estimated fair value of Bs 68,470, which have all become due as of March 31, 2006, and Bs 36,540 of these bonds has been used to pay certain taxes.

During 2004 the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to an estimated fair value of Bs 7,731, which are recorded as other current assets as of March 31, 2006.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During 2005 and 2006 payments received from Government entities have been in cash.

CANTV’s management believes all amounts from Government entities will be collected in cash.

11.	Accounts Receivable, Net

The Company’s accounts receivable, net as of March 31 were comprised of the following:

	2006	2005
Subscribers
Wireline telecommunications	477,955	413,619
Wireless telecommunications	76,101	81,157
Other telecommunications services	90,566	52,752

International carriers, net	70,583	52,267
Phone card and prepaid card distributors	31,273	20,267
Accounts receivable from sale of INTELSAT	—	75,205
Other	13,814	8,423

	760,292	703,690
Less: Provision for uncollectible accounts	(67,385)	(107,139)

	692,907	596,551

Unbilled revenue of Bs 168,169 and Bs 109,493 are included in accounts receivable as of March 31, 2006 and 2005, respectively (Note 3 (n) - Summary of significant accounting principles and policies - Revenue recognition).

Reconciliation of changes generated during the three months ended March 31, 2006 of the provision for uncollectible accounts is as follows:

Balance at beginning of period	70,577
Expense of the period	12,746
Write-off	(15,938)

Balance at the end of period	67,385

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

12.	Cash and Temporary Investments

The composition of cash and temporary investments balances is as follows:

	2006	2005
Cash and banks	62,267	77,653
Temporary investments	1,192,255	1,047,809

	1,254,522	1,125,462

13.	Stockholders’ Equity

a) Dividends

The Code of Commerce, Capital Markets Law and the Rules issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 14 - Debt obligations). The Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one half of this 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

In addition, according to CNV Rules, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

The Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the annual Stockholders’ Meeting and could be paid in quarterly installments.

On March 31, 2006, a Regular Stockholders’ Meeting declared a dividend of Bs 700 per share to be paid on April 27, 2006 to stockholders of record at April 18, 2006.

On March 31, 2005, a Regular Stockholders’ Meeting declared a dividend of Bs 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

b) Capital stock

Company capital stock is represented by 787,140,849 shares with a nominal value of Bs 36.9 each at March 31, 2006, as shown below:

		Number of shares (In thousands)
Stockholders	Class	2006	2005
Verizon Communications, Inc. (GTE Venholdings B.V.)	A	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,407	54,407
Banco Mercantil, C.A.	A	367	367
Inversiones TIDE, S.A.	A	3	3
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	B	51,900	51,900
Workers’ trusts and employees	C	41,291	44,053
Verizon Communications, Inc. (GTE Venholdings B.V.)	D	28,009	28,009
Public stockholders	D	403,734	401,185

		776,112	776,325
Workers’ benefit fund	C	11,029	10,816

		787,141	787,141

The Company’s capital stock per accounting books is Bs 2,151,299, composed of Bs 29,047 of nominal value and the adjustment for inflation accumulated until December 31, 2003 (Note 3 (c) - Summary of significant accounting practices and policies - Adjustment for inflation).

Class “A” shares may only be held by former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Government and other entities related to the Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class ”D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two members of the Company’s Board of Directors and their alternates. Thereafter, they may elect only one member and the alternate. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors (from a total of 9 directors) and their alternates, who must be retirees or active employees (with at least five years of continuing service) only if such

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Class “C” shares represent at least 8% of CANTV’s capital stock. In the case that these shares represent a percentage lower than 8% but equal or higher than 3% of the Company’s capital stock, they will be able to elect only one member of the Board of Directors and the alternate. In the case that these shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or those derived from capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders members of the Board of Directors (principal and alternates), except for the members of the Board of Directors elected by Class “B” and “C” stockholders, as described above.

In November 1996 the Government sold in public offering 348.1 million shares representing 34.8% of CANTV’s capital stock. Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing seven Class “D” shares.

d) Workers’ Benefit Fund

In 1993 the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employee at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the internal purchase of Class ”C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of March 31, 2006, the trust maintains 11,028,795 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class ”C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date. The Company recognizes an expense as shares are granted to workers. Shares may be granted at the Company’s discretion. During the first quarter of 2006 and 2005, 196,154 and 190,489 shares were granted to employees, respectively.

e) Stock option

In January 2003 the Board of Directors approved a stock option agreement, through which CANTV has the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs 2,697.26 per share, exercisable totally or partially by the counterpart and expires in January 2013. CANTV is able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. At March 31, 2006 and 2005, CANTV maintains a provision of Bs 4,736 and Bs 2,225, respectively to cover the total difference calculated at that date.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

f) Legal reserve

The Company and its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock.

14.	Debt Obligations

Debt obligations as of March 31 were comprised of the following:

	2006	2005
Bank loans in Japanese yen at a fixed annual rate of 5.8% at March 31, 2006 and 2005, maturing in 2009	59,268	87,160
IFC loans in U.S. dollars at variable interest rates
a. Six-month LIBOR plus a financial margin of 3%, maturing through 2005	—	53,750
b. Six-month LIBOR plus a financial margin of 2%, maturing through 2007	14,109	23,516
c. Six-month LIBOR plus a financial margin of 1.75%, maturing through 2005	—	10,750

Bank loans in bolivars at fixed and variable annual rates of 12.56% and 22.20% at March 31, 2006 and 2005, respectively, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs 10,500	5,203	38,090
Commercial paper in bolivars issued at discount at an annual rate of 12.625% and 12.65%, at March 31, 2006 and 2005, respectively, maturing through January 2006	—	87,259
Other	—	135

Total debt obligations	78,580	300,660
Less: Current portion	(29,811)	(215,978)

Total long-term debt	48,769	84,682

In February 1990 the Company entered into a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of March 31, 2006, the outstanding balance is ¥3,246 million.

On June 7, 1996 the Company entered into an agreement with International Finance Corporation (IFC). Pursuant to this agreement, US$175 million was received on that date.

In March 1998 the Company repaid US$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance, which were unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of US$25 million was repaid in a single installment in September 2005. This loan bore interest at LIBOR plus a financial margin up to 3%. Pursuant to the agreement with IFC, the Company could pay dividends only if it was current with its semi-annual payments. In addition, the Company was required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company complied with these covenants upon the contract expiration.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In 1997 Movilnet signed an agreement with the IFC for two loans totaling US$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of March 31, 2006, the balance of this debt is US$6.6 million.

In September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between five and ten years.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to US$100 million or the equivalent in bolivars was approved. On September 30, 2004, the CNV approved the first issue of commercial paper for up to Bs 80,000. During 2004 and 2005 six series were been issued for a total of Bs 80,000 in respect of the first issue, all of which were placed in the market at a discount at an annual interest rate between 12.50% and 12.59%, maturing in June and July 2005. As of March 31, 2006, these commercial paper have been totally paid.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to Bs 112,000. According to the Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV. During 2005, three series were issued for a total of Bs 33,600 (Bs 11,200 each) in respect of the second issue, which have been placed in the financial market at a discount at an annual interest rate between 12% and 12.625%, maturing between August 2005 and January 2006. As of March 31, 2006, these commercial paper have been totally paid.

As of March 31, 2006, estimated debt payments are: Bs 15,230 in 2006, Bs 29,965 in 2007, Bs 20,751 in 2008, Bs 11,109 in 2009 and Bs 1,525 in 2010, as translated into bolivars at the exchange rate at this date. Company’s management considers that estimated fair value of debt approximates its book value as of March 31, 2006.

15.	Retirement Benefits

a) Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of March 31, 2006 and 2005, the Company has a trust fund related to this plan amounting to Bs 741,021 (includes US$295.1 million) and Bs 663,756 (includes US$263.3 million), respectively, to cover plan benefits for eligible employees.

Reconciliation of changes generated during the period in the net pension liability recognized is as follows:

	2006	2005
Pension liability at the beginning of the period	684,844	19,422
Expense of the period	40,006	(4,723)
Payments and contributions during the period	(17,459)	(10,964)

Net pension plan liability at the end of the period	707,391	3,725

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Assumptions used to calculate the projected benefit obligations are shown below:

	2006	2005
	%	%
Discount rate	6.49	6.62
Expected return on plan assets	7.00	7.00
Compensation increase rate	1.96	1.96
Urban minimum wage increase (as % of projected inflation)	100.00	89.00

The mortality assumption is based on 1951 Group Annuity Mortality Table; specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	758	495
35	1,374	930
45	3,580	1,994
55	10,436	4,648

b) Pension litigation and Court Ruling

In September 2004 the Social Chamber of the Supreme Court ruled against a lawsuit in connection with pension payment filed against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAFUPTEL) (the Venezuelan National Telephone Federation of Retirees and Pensioners). Later, in January 2005, the Constitutional Chamber of the Supreme Court declared admissible an appeal filed by the Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (AJUPTEL-Caracas) (The Venezuelan National Telephone Association of Retirees and Pensioners) against the aforementioned decision of September 2004, and consequently, the Constitutional Chamber declared the decision annulled and submitted the case to the Social Chamber for a new ruling. The Constitutional Chamber’s decision issued in January 2005 also indicates that if retiree pensions are lower than the minimum urban wage, they should be adjusted to the mentioned wage.

In January 2005 CANTV’s management based on the opinion of its external legal counsels considered in that moment that certain matters subject to review would again be ruled in favor of CANTV, and for the remaining matters the Company estimated for year end 2004 a provision to cover the potential additional contingent liability. In accordance with the applicable accounting principles, the estimated effect in the pension projected benefit obligation was Bs 71,918, which was recorded in the consolidated financial statements of 2004 as a provision for pension contingency.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On July 26, 2005, the Social Chamber of the Supreme Court declared admissible the lawsuit filed by FETRAJUPTEL, regarding to the pension adjustments. This new decision requires that pension payments should not be lower than minimum urban wage. On October 14, 2005, the Social Chamber of the Supreme Court declined to consider CANTV’s request for clarification regarding the adjustments of the pension’s obligations to its retirees. The case now goes to the execution of the Social Chamber’s decision, in which CANTV will keep its legal interpretation and its judicial rights.

As a result of additional analysis and based on CANTV’s interpretation of the July 2005 Ruling that requires that pensions paid after December 30, 1999, should not be lower than the official minimum urban wage, in 2005 CANTV raised to Bs 764,553 the provision related to additional pension obligation due to the Supreme Court ruling to reflect the estimated additional pension liability.

During the period that this labor claim was under litigation, the Company followed IAS-37, “Provisions and contingent liabilities,” for measurement and disclosure. Under this approach, the total estimated additional obligation was immediately recognized as expense. In August 2005, after a final court ruling was issued against CANTV, the total contingent liability that was recognized under IAS-37 was transferred into the pension obligations and from that moment on the Company follows IAS-19, “Employee benefits,” for measurement and disclosure of this additional pension obligation.

To date, the Social Chamber has sent the case to a lower court for execution, which has appointed an independent expert to determine the specific amounts to be paid. The Company is still waiting for the determination of the final amounts in order to start making the payments established by the July 26, 2005 Ruling.

c) Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

Reconciliation of changes generated during the period in the net liability recognized is as follows:

	2006	2005
Accrued post-retirement benefit obligations at the beginning of the period	893,854	732,514
Expense of the period	48,994	49,588
Payments and contributions during the period	(14,947)	(10,132)

Accrued post-retirement benefit obligations at the end of the period	927,901	771,970

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2006	2005
	%	%
Discount rate	6.52	6.61
Projected medical cost increase	2.00	2.00

The long-term assumptions used for pensions and other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

At the end of 2004, the Company completed a detailed review of the long-term actuarial assumptions in light of the changing economic and business environment in Venezuela. The real discount rate was set at 7% decreasing in the long term to 5%, equivalent to an average effective rate of 6.62% for the pension plan and 6.61% for post-retirement benefits. Real compensation rate was set at 2% and decreasing in the long term to 1%, equivalent to an average effective rate of 1.96%. Employee turnover rate changed from 10% to an average in accordance with years-of-service scales and the real expected return on plan assets was set at 7%. Inflation is added to real rates to obtain the applicable nominal rates. Inflation rates are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005 this review of the long-term actuarial assumptions was updated, and based on this the only change made was on the projected inflation. As a result of the Supreme Court described above in Section b) of this note, in 2005 the Company developed an assumption to project the minimum urban wage increases.

d) Protection plan

The Company has a voluntary pension benefit plan named Special Protection Plan for Eligible Retirees (Protection plan) which includes a supplementary monthly payment to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who receive a monthly pension equivalent to or below Bs 30,000 (in nominal amounts), as well as those retirees who are over sixty years old with pension payments between Bs 30,001 (in nominal amounts) and Bs 70,000 (in nominal amounts). Plan payments are made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal amounts) at the Company’s discretion. At March 31, 2006 and 2005, the Company has a trust fund for this plan on behalf of employees of Bs 17,720 (includes US$4.1 million) and Bs 18,933 (includes US$4.0 million), respectively. The Company has no obligation to increase the fund or to adjust this plan.

e) Temporary support and solidarity program

In August 2004 the Company decided to create a new voluntary program for those pensioners and retirees who for some reason are not beneficiaries of the pension established by the Instituto Venezolano del Seguro Social (IVSS) (Venezuelan Institute of Social Security), with the purpose of mitigating the impact of inflation on former employees’ income. This program allows for the adjustment of their monthly income through the payment of a

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

bonus, the benefit of which will cease upon the death of the beneficiary, once a pension is obtained from IVSS or from any other source. This program will benefit retirees older than 49 years and six months. This program is a benefit provided voluntarily by CANTV. As of March 31, 2006, the Company has recorded a provision related to this program of Bs 5,649 based on actuarial calculations.

The Company’s management and its legal counsel, as part of the evaluation of the July 26, 2005 Supreme Court decision, consider that these voluntary supplemental payments made by CANTV are lower than the additional payments ordered by the decision and, therefore, CANTV will suspend the Protection plan and the Temporary support and solidarity program and will incorporate their assets and liabilities to the total pension plan obligation once the Court orders the execution of the July 2005 decision.

16.	Other Current Liabilities

Other current liabilities as of March 31 were comprised of the following:

	2006	2005
Concession tax (Note 4 - Regulation and Concession agreement - Concession agreement)	63,915	48,640
Subscriber reimbursable deposits	71,294	76,394
Accrued liabilities	133,968	56,629
Value added and other taxes (Note 18 - Taxes)	10,689	7,976
Interest payable	1,628	2,014
Technical and administrative services of stockholders’ affiliates (Note 19 - Transactions with related parties)	7,691	11,352
Other	10,121	18,097

	299,306	221,102

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled.

17.	Interest Income and Exchange Gain, Net

Interest income and exchange gain, net for the periods ended March 31 is shown below:

	2006	2005
Interest income	22,215	26,775
Interest expense	(1,941)	(6,144)
Exchange gain, net	34	26,185

	20,308	46,816

Exchange gain, net reflects the effect resulting from adjusting into bolivars temporary investments and debt in foreign currencies, mainly U.S. dollars and Japanese yen, at the exchange rates as of March 31, 2006 and 2005 (Note 5 - Balances in foreign currency).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Effective January 21, 2003, the Venezuelan Government and BCV suspended the trading of foreign currency in the country and established the current exchange control regime (Note 22 - Exchange control).

The devaluation of the bolivar against the U.S. dollar was 12% for the three months ended March 31, 2005. During the three months ended March 31, 2006 there was no devaluation of the bolivar.

18.	Taxes

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for legal and tax contingencies.

The Income Tax Law authorizes a tax credit for new investments in property, plant and equipment until December 31, 2004. Any portion of the credit not used in the year it arises may be carried forward for three years. As of March 31, 2006, the Company did not have any carry-forward tax credits.

The Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of March 31, 2006, the Company did not have tax losses to be carried forward in future years.

The (benefit) provision for income taxes for the three months ended March 31, 2006 and 2005 is as follows:

	2006	2005
Current	83,188	22,135
Deferred (benefit)	(19,120)	(38,261)

	64,068	(16,126)

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The components of deferred income tax assets (liabilities) as of March 31, 2006 and 2005, are as follows:

	2006	2005
Allowance for doubtful accounts	25,055	36,590
Provision for inventories’ obsolescence and net realizable value	20,239	19,995
Accrual for concession and municipal taxes	30,110	18,720
Pension and other post-retirement benefit obligations	492,566	239,345
Accruals not deductible until paid	20,792	34,380
Investment tax credits		2,131
Differences in tax vs. book value of non monetary assets originated mainly due to inflation adjustment for tax purposes	222,731	139,419
Provision for legal contingencies	37,858	20,504

Total deferred tax asset	849,351	511,084
Un-remitted taxable dividends from subsidiaries	—	(73,274)

Total deferred tax asset, net	849,351	437,810

Business assets tax (BAT)

The business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allows any business asset tax paid as an income tax credit to be carried forward for the following three years.

As of March 31, 2006, CANTV did not have any carry-forward business asset tax credits.

On August 17, 2004, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,002, effective beginning September 1, 2004.

Value added tax (VAT)

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of March 31, 2006 the applicable rate is 14% (16% from December 2003 until August 2004, and 15% until September 2005). This Law also introduced, effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

published extending the effectiveness of the bank debit tax until December 31, 2006. During the three months ended March 31, 2006 and 2005, the Company incurred bank debit tax expense of Bs 2,427 and Bs 4,198, respectively.

On February 8, 2006, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

19.	Transactions with Related Parties

In the normal course of business, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 10 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates of Verizon Communications Inc. (Verizon).

Balances of these transactions for the three months ended March 31 are shown below:

	2006	2005
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	823	18,955

Technical and administrative assistance expenses	1,258	102

Net income (expense) related to the settlement of international telephone traffic with affiliates	(452)	(89)

Transactions for technical and administrative assistance are in respect of consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others.

As of March 31, 2006 and 2005, the Company has interest-free short-term accounts payable to Verizon of Bs 40,801 and Bs 38,861, respectively. There are no guaranties given to or received from related parties.

20.	Commitments and Contingencies

The Company has the following commitments and contingencies:

Capital expenditures

The Company’s capital investments for 2006 are estimated at US$555.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Lease commitments for real property and equipment are approximately: Bs 36,075 for 2006, Bs 73,339 for 2007, Bs 93,500 for 2008, Bs 115,908 for 2009 and Bs 99,856 for 2010.

The Company’s operating leases expense was Bs 11,027 and Bs 12,026 for the three months ended March 31, 2006 and 2005, respectively.

Litigation and provision for contingencies

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

In May 2000 and December 1999, the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes) notified CANTV and Movilnet of additional tax assessments amounting to Bs 271,179 and Bs 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Sixth Court of Appeals on Litigious Matters and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002 Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Eighth Court of Appeals on Litigious Matters. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003 a commercial associate introduced an arbitration request before the Arbitration Center of the Commercial Chamber of Caracas, claiming damages of Bs 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claim and on January 16, 2004, the Arbitration Court was installed. In September 2004 this Arbitration Center declared in favor of the commercial associated, and required a payment of Bs 8,000 by Movilnet, which was paid in January 2005. At December 2004, a provision for this amount was recorded to cover this obligation. During October 2005 this commercial associate issued a new lawsuit before a Commercial Court for concept of loss of future income due to default in compliance with the same commercial agreement for Bs 257,000. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded for this second lawsuit.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During February 2004 CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies. As of March 31, 2006, CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In December 2004 CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006 the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs 8,125 for CANTV, Bs 92,865 for Movilnet and Bs 656 for CANTV.Net. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs 434,830 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, Company management believes that most of these cases and other will be resolved in the Company’s favor and that total provision set aside of Bs 132,927 is reasonable as of March 31, 2006 to cover the contingencies considered probable.

Reconciliation of changes generated during the first quarter of 2006 of the provision for tax and legal contingencies is as follows:

Balance at beginning of period	134,513
Expense of the period	5,678
Write-offs and/or payments	(7,264)

Balance at end of period	132,927

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Concession mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of March 31, 2005, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 4 - Concessions and Regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. This period ended on December 31, 2005.

21.	Segment Reporting

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela; Company’s management consider that Venezuela is its only geographic segment.

In January 2005 CANTV and Movilnet signed an agreement in which CANTV grants Movilnet a license to use its commercial trademark in exchange of 3% of Movilnet gross revenues. The term of the agreement is for five years, automatically renewable.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Segment results for three months ended March 31, 2006 and 2005, and assets and liabilities as of March 31, 2006 and 2005, are shown below:

	2006	2005
Wireline services
Operating revenues
Local services	220,897	222,137
Domestic long distance	69,833	73,935

Local and domestic long distance	290,730	296,072

International long distance	30,926	28,048
Net settlements	(1,180)	253

Total international long distance	29,746	28,301

Fixed to mobile outgoing calls	204,858	171,815
Interconnection incoming	30,933	31,551
Other services	344,435	223,594

Total operating revenue	900,702	751,333

Intersegment operating revenue	(167,473)	(93,321)

Operating loss	39,678	106,864

Depreciation and amortization	142,045	137,384

Income before income taxes	53,031	146,613

Capital expenditures in fixed assets and information systems, net	62,597	47,603

Assets at the end of the period	7,097,117	6,376,422

Pension and other post-retirement benefit obligations at the end of the period	1,635,292	775,705

Liabilities at the end of the period	3,763,856	2,592,062

Wireless services
Operating revenues
Access	37,025	27,739
Airtime	279,166	165,577
Interconnection	178,111	124,776
Special services	153,086	82,867
Equipment sales	93,806	46,677
Other	26,576	16,614

Total operating income	767,770	464,250

Intersegment income	(113,463)	(84,855)

Operating income	169,756	107,828

Depreciation and amortization	60,451	70,244

Income before income taxes	174,997	111,596

Capital expenditures in fixed assets and information systems, net	104,071	72,722

Assets at the end of the period	2,971,120	2,033,271

Liabilities at the end of the period	2,372,654	784,773

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The reconciliation of segment operating revenues, operating income, income before income taxes, assets and liabilities to the consolidated financial statements as of March 31 are shown below:

Reconciliation of operating revenues:

	2006	2005
Reported segments	1,668,472	1,215,583
Other telecommunications-related services	69,237	67,277
Elimination of intersegment operating revenues	(296,250)	(193,134)

Total operating revenues	1,441,459	1,089,726

Reconciliation of operating income:

	2006	2005
Reported segments	209,434	214,692
Other telecommunications-related services	18,208	17,273

Total operating income	227,642	231,965

Reconciliation of income before income taxes:

	2006	2005
Reported segments	228,028	258,209
Other telecommunications-related services	19,922	20,572

Total income before income taxes	247,950	278,781

Reconciliation of assets:

	2006	2005
Reported segments	10,068,237	8,409,693
Elimination of assets	(2,959,950)	(2,097,634)
Other telecommunications-related services	381,184	299,886

Total assets at the end of the period	7,489,471	6,611,945

Reconciliation of liabilities:

	2006	2005
Reported segments	6,136,510	3,376,835
Elimination of liabilities	(2,136,084)	(619,127)
Other telecommunications-related services	185,942	104,094

Total liabilities at the end of the period	4,186,368	2,861,802

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

22.	Exchange Control

By means of an agreement between the Venezuelan Government and BCV, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the Exchange Agreements). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a)	BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

c)	The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale; and,

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the BCV and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was US$212 million and US$52 million, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On February 9, 2004, the Ministry of Finance, together with the BCV, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs 1,915.20/US$1 for purchase and Bs 1,920/US$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2004, the Venezuelan Government and BCV, established new exchange rates effective as of that date of Bs 2,144.60/US$1 for purchase and Bs 2,150/US$1 for sale.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

As of March 31, 2006, the Company had applied to CADIVI for a total of US$1,952.5 million, since the implementation of the current exchange control regime. As of March 31, 2006, CADIVI has approved US$1,812.0 million, of which US$1,452.3 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Conversion Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of US$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than US$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transaction to the BCV. Operations using ADS as well as Venezuelan Government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

23.	Intent for the Acquisition of Digitel

On November 21, 2004, CANTV executed a stock purchase agreement with TIM International N.V. for the acquisition of 100% of the telecommunications company Digitel at a total value of US$450 million. On May 5, 2005, CONATEL, based on the Pro-Competencia’s

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the three months ended March 31, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

recommendation, notified CANTV of its decision not to approve the acquisition of Digitel, therefore, on May 25, 2005, the stock purchase agreement was terminated pursuant to its terms. Costs incurred during this transaction were expensed as incurred.

24.	Proposed sale of Verizon’s equity stake in CANTV to Telmex and América Móvil

On April 3, 2006, CANTV was notified that Verizon Communications Inc. (Verizon) had entered into a definitive agreement to sell its indirect 28.5% interest in CANTV to an entity jointly owned by Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil, S.A. de C.V. (América Móvil). According to announcements published by the parties, the joint venture Telmex-América Móvil would acquire Verizon’s indirect equity stake in CANTV through the purchase of GTE Venholdings, B.V. a Verizon subsidiary holding company that holds all of CANTV’s ordinary shares and American Depositary Shares (ADS) owned by Verizon at the aggregate price of US$676.6 million in cash. The purchase price represents approximately US$3.01 per ordinary share (US$21.10 per ADS) held by Verizon. The transaction is subject to regulatory approvals and other conditions.

According to the announcements issued by the parties, the joint venture Telmex-América Móvil has also agreed, subject to regulatory approvals, that following closing of the purchase of Verizon’s equity interest in CANTV, the joint venture Telmex-América Móvil will make a tender offer for any and all of the remaining shares of CANTV at the same price paid to Verizon for each share, and the purchase price in Bolivars would be at the Bolivar equivalent of such price based on the official exchange rate.

Pursuant to the requirements of Venezuelan law, the Board of Directors of CANTV will make its recommendation with respect to the tender offer following publication of the offering documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: May 15, 2006